Bay Area
The HIT is helping the Bay area meet a range of housing needs with investments in 17 projects.

Selected HIT Projects

News HIT Cited as a Model for Economically Targeted Investments in Industry White Paper HIT Honors Union Workers in San Francisco	HIT Impacts
Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of March 31, 2018. Since inception dates from 1984-1Q 2018. In 2017 dollars.